Exhibit 21

SUBSIDIARIES

PrimeEnergy Management Corporation, a New York corporation, 100% owned by PrimeEnergy Resources Corporation.

Prime Operating Company, a Texas corporation, 100% owned by PrimeEnergy Resources Corporation.

EOWS Midland Company, a Texas corporation, 100% owned by PrimeEnergy Resources Corporation.

Prime Offshore L.L.C., a Delaware limited liability company, 100% owned by PrimeEnergy Resources Corporation.